Exhibit 99.1

2015 Full Year and Fourth Quarter Results on February 2

Ferrari N.V. (NYSE/MTA: RACE) announced today that its financial results for the full year and fourth quarter of 2015 will be released on Tuesday, February 2, 2016.

A live audio webcast of the 2015 full year results conference call will begin at 3:30 p.m. GMT / 4:30 p.m. CET / 10:30 a.m. EST on Tuesday, February 2, 2016.

Details for accessing this presentation are available in the Corporate section of the Company's website at www.ferrari.com. For those unable to participate in the live session, a replay will remain archived in the Corporate section of the Company’s website (www.ferrari.com) for two weeks after the call.

Maranello, January 26, 2016

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977